Exhibit (a)(1)(L)

For Immediate Release	Contact:

Wednesday, October 5, 2005	Sam Bhatt, Vice President — Finance

609.528.8500

EMTEC, INC. ANNOUNCES

PRELIMINARY RESULTS OF SELF TENDER OFFER

TRENTON, NJ – Emtec, Inc. (Over-The-Counter Bulletin Board: ETEC.OB) today announced the preliminary results of its self tender offer which expired yesterday at midnight, New York City time. In the tender offer, Emtec offered to purchase for cash up to 2,864,584 shares of its common stock at a price per share of $1.92.

Emtec expects to accept for purchase 2,864,584 shares of common stock. Based on a preliminary count by Zions First National Bank, the depositary for the tender offer, approximately 4,984,200 shares, including approximately 1,058,000 shares tendered through notice of guaranteed delivery, were properly tendered and not withdrawn. Because the number of shares of common stock exceeds the number of shares that Emtec offered to purchase, the resulting estimated proration factor is approximately 57.47% of the shares of common stock tendered.

The shares of common stock expected to be purchased represent approximately 16.6% of Emtec’s 17,204,134 shares of common stock issued and outstanding as of October 4, 2005. As a result of the completion of the tender offer, immediately following payment for the tendered shares of common stock, Emtec expects that approximately 14,339,550 shares of common stock will be issued and outstanding. As previously announced, Emtec will fund the payment for the shares of common stock validly tendered and accepted under the tender offer from borrowings of approximately $5.5 million under its revolving credit facility.

The number of shares of common stock tendered and not withdrawn and the proration factor are preliminary and subject to verification by Zions First National Bank. The actual number of shares of common stock validly tendered and not withdrawn and the final proration factor will be announced promptly following the completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares of common stock validly tendered and accepted under the tender offer and will return all other shares of common stock tendered.

D.F. King & Co., Inc. acted as the information agent and Zions First National Bank acted as the depositary for the tender offer.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Emtec, Inc.

Emtec, Inc. established in 1981, is an information technology company, providing services and products to commercial, federal, education, state and local verticals. Areas of specific practices include communications, data availability, enterprise computing, managed services, storage and data center planning and development.